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Federated Premier Municipal Income Fund

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Filed by: Federated Premier Municipal Income Fund.

Subject Company: Federated Premier Intermediate Municipal Income Fund.

Subject Company Commission File No. 811-21249 and 333-100898

Date: October 11, 2017

Boards of Trustees of Federated Premier Intermediate Municipal Income Fund and Federated Premier Municipal Income Fund Announce Shareholder Meeting; Funds Declare Monthly Dividends

(PITTSBURGH, Pa., Oct. 11, 2017) — The Boards of Trustees of Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) and Federated Premier Municipal Income Fund (NYSE: FMN) today announced a meeting of respective holders of common and preferred shares of the two funds at which shareholders will be asked to approve FPT reorganizing with and into FMN and related matters. The funds, as diversified closed-end management investment companies, are advised by Federated Investment Management Company.

The joint annual meeting of shareholders will take place at 10 a.m. Eastern on Tuesday, Nov. 14, at 4000 Ericsson Drive, Warrendale, PA, 15086-7561. At the meeting, shareholders of record as of July 26, 2017 will be asked to approve the reorganization, which is intended to qualify as a tax-free event for U.S. federal income tax purposes, and the election of trustees. Shareholders will consider the following proposals:

•	Shareholders of FPT will be asked to approve a proposed reorganization of FPT with and into FMN, pursuant to which the assets of FPT will be exchanged for shares of FMN, and FPT will be liquidated and dissolved.
•	Shareholders of FMN will be asked to approve a proposed issuance of additional common shares of FMN in connection with the reorganization.
•	Shareholders of FPT and FMN will be asked to consider the election of certain trustees and to transact such other business as may properly come before the joint annual meeting or its adjournment.

Additionally, the funds have declared their monthly dividends. The funds seek to provide investors with current dividend income that is exempt from regular federal income tax. In addition, these funds feature income exempt from the federal alternative minimum tax (AMT).

Record Date:	Oct. 23, 2017
Ex-Dividend Date:	Oct. 20, 2017
Payable Date:	Nov. 1, 2017
Tax-Free Dividends Per Share
	Closed-End Funds	Amount	Change From Previous Month
FMN	Federated Premier Municipal Income Fund	$ 0.0610	$ --
FPT	Federated Premier Intermediate Municipal Income Fund	$ 0.0450	$ --

Investors can view additional portfolio information in the Products section of FederatedInvestors.com.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $360.4 billion in assets as of June 30, 2017. With 122 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to more than 8,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

The foregoing does not constitute an offering of any securities for sale. This press release mentions a reorganization, which, if approved by shareholders, would be conducted pursuant to an agreement and plan of reorganization that is included in a registration statement that has been filed by FMN (the Registration Statement) with the SEC. The joint proxy statement/prospectus included in the Registration Statement contains information with respect to the investment objectives, risks, charges and expenses of the funds and other important information about FPT and FMN, and free copies may be obtained by calling the fund at 1-800-341-7400 or at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus will constitute neither an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Shareholders should read the Registration Statement and joint proxy statement/prospectus as they contain important information about the proposed reorganization. Investors should consider the investment objectives, risks, charges and expenses of FPT and FMN carefully.

Certain statements made in this press release, such as those related to the reorganization and election of trustees, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment adviser, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.